                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                        Styling Technology Corporation
                        ------------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)

                                    8639051
                                --------------
                                (CUSIP Number)

Mr. Lance Laifer                            With a copy to:
Laifer Capital Management, Inc.             Gerald Adler, Esq.
Hilltop Partners, L.P.                      Swidler Berlin Shereff Friedman, LLP
45 West 45th Street                         919 Third Avenue
New York, New York 10036                    New York, New York 10022
(212) 921-4139                              (212) 758-9500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 31, 1998
                    ---------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following: / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 8639051                                Page    2    of          Pages
          -------                                     -------     -------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Hilltop Partners, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           363,100
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH                            363,100

                      10       SHARED DISPOSITIVE POWER
                                        0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        363,100

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        8.9%

14       TYPE OF REPORTING PERSON*
                                        PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 8639051                               Page    3    of           Pages
          -------                                   -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Laifer Capital Management, Inc.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           412,300
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH                            412,300

                       10      SHARED DISPOSITIVE POWER
                                        310,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        722,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        17.8%

14       TYPE OF REPORTING PERSON*
                                        CO, IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 8639051                               Page    4    of           Pages
          -------                                    -------     --------

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON
                  Lance Laifer

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

      NUMBER OF        7       SOLE VOTING POWER
       SHARES                           412,300
    BENEFICIALLY
      OWNED BY         8       SHARED VOTING POWER
        EACH                            0
      REPORTING
       PERSON          9       SOLE DISPOSITIVE POWER
        WITH                            412,300

                       10      SHARED DISPOSITIVE POWER
                                        310,500

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        722,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        17.8%

14       TYPE OF REPORTING PERSON*
                                        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 Schedule 13D
                                Amendment No. 6
                        Styling Technology Corporation

                  This Amendment No. 6 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of December 20, 1996 (the "Schedule 13D"), Amendment No. 1 to the Schedule 13D relating to the event date of April 3, 1997, Amendment No. 2 to the Schedule 13D relating to the event date of May 16, 1997, Amendment No. 3 to the
Schedule 13D relating to the event date of May 27, 1997, Amendment No. 4 to the Schedule 13D relating to the event date of October 30, 1997 and Amendment No. 5 to the Schedule 13D relating to the event date of December 31,1997, each filed by Hilltop Partners, L.P., Laifer Capital Management, Inc. and Lance Laifer (collectively, the "Reporting Persons") relating to the common stock (the "Common Stock") of Styling Technology Corporation (the "Company"). The address of the principal executive offices of the Company is 2390 East Camelback Road, Suite 435, Phoenix, AZ 85016. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the
Schedule 13D.

Item 5.           Interest in Securities of Issuer.

                  Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

                  (a) Hilltop is the beneficial owner of 363,100 shares (8.9%) of Common Stock.

                  Laifer Capital Management, Inc. is the beneficial owner of 722,800 shares (17.8%) of Common Stock. The 722,800 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. includes:

                  (i) 363,100 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as General Partner and Investment Advisor to Hilltop, which shares have been described in the previous paragraph; and

                  (ii) 359,700 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to various other clients. These clients include: (a) Wolfson, with an address at One State Street Plaza, New York, New York 10004-1505, and (b) Offshore, a Cayman Islands company, with an address c/o Consolidated Fund Management Limited, P.O. Box HM 2257, Par La Ville Place, 14 Par La Ville Road, Hamilton HMJX, Bermuda (collectively, the "Clients").

                  Lance Laifer, as president, sole director and principal stockholder of Laifer Capital Management, Inc., is deemed to have the same beneficial ownership as Laifer Capital Management, Inc.

                  The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. There were 4,067,503 shares of

Common Stock of the Company outstanding as of November 11, 1998 as reported by the Company in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 1998.

                  (b) Hilltop has the sole power (i) to vote or to direct the voting of and (ii) to dispose and to direct the disposition of the 363,100 shares of Common Stock beneficially owned by it. Hilltop's power to vote and dispose of its shares rests with Laifer Capital Management, Inc., in its capacity as the General Partner of Hilltop.

                  Laifer Capital Management, Inc. has the sole power (i) to vote and to direct the voting of and (ii) to dispose and direct the disposition of the 363,100 shares of Common Stock beneficially owned by it in its capacity as the General Partner of Hilltop. Laifer Capital Management, Inc. (i) has sole power to vote and to direct the voting of and sole power to dispose and direct the disposition of 49,200 shares of Common Stock owned by Offshore and (ii) shares with Wolfson the power to dispose and direct the disposition of 310,500 shares of Common Stock beneficially owned by Laifer Capital Management, Inc. in its capacity as Investment Advisor to Wolfson. Wolfson retains the sole power to vote and to direct the voting of the 310,500 shares of Common Stock owned by it.

                  (c) All transactions in the Common Stock effected by the Reporting Persons during the past sixty days are set forth in Annex A hereto and are incorporated herein by reference. Except as indicated, all such transactions were sales effected in the open market.

                  (d) Not applicable.

                  (e) Not applicable.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 7, 1999                HILLTOP PARTNERS, L.P.


                                       By:  LAIFER CAPITAL MANAGEMENT, INC.,
                                            as General Partner

                                       By: /s/ Ranie Hotis
                                           -------------------------------------
                                           Ranie Hotis
                                           Vice President

                                       LAIFER CAPITAL MANAGEMENT, INC.

                                       By:  /s/ Ranie Hotis
                                            ------------------------------------
                                            Ranie Hotis
                                            Vice President

                                            /s/ Lance Laifer
                                            ------------------------------------
                                            Lance Laifer

                                    Annex A

                                    Laifer    Hilltop     Wolfson    Offshore
  Date        Price     Comm.     # Shares   # Shares   # Shares     # Shares

12/21/98    $9.6641     $.06         4,000     4,000           0           0
12/22/98     9.3875     --          25,000    25,000           0           0
12/30/98     9.25       --          30,000    30,000           0           0
12/31/98     9.50       --          10,000    10,000           0           0
12/31/98     9.5488      .06        25,000    25,000           0           0
01/04/99*    9.25       --          77,600         0           0      77,600
01/05/99    10.5156      .06         2,000       900           0           0
01/05/99    10.7292     --           3,000     1,300           0           0

--------
   *        In-kind distribution to limited partners.